Chesapeake Granite Wash Trust c/o The Bank of New York Mellon Trust Company, N.A 919 Congress Avenue, Suite 500 Austin, Texas 78701	Chesapeake Energy Corporation 6100 North Western Avenue Oklahoma City, Oklahoma 73118

November 9, 2011

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Granite Wash Trust
Chesapeake Energy Corporation
Registration Statement on Form S-1 and Form S-3
File Nos. 333-175395 and 333-175395-01

Ladies and Gentlemen:

The undersigned, Chesapeake Granite Wash Trust (the “Trust”) and Chesapeake Energy Corporation (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form S-1 and Form S-3 be accelerated to 1:00 p.m. Eastern time on Thursday, November 10, 2011, or as soon thereafter as is practicable.

The Trust and the Company hereby acknowledge that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve either the Trust or the Company from its full responsibility, respectively, for the adequacy and accuracy of the disclosure in the filing; and (iii) neither the Trust nor the Company may assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Chesapeake Granite Wash Trust By: Chesapeake Energy Corporation

By:	/S/ JENNIFER M. GRIGSBY
Name:	Jennifer M. Grigsby
Title:	Senior Vice President, Treasurer and Corporate Secretary

Chesapeake Energy Corporation

By:	/S/ JENNIFER M. GRIGSBY
Name:	Jennifer M. Grigsby
Title:	Senior Vice President, Treasurer and Corporate Secretary

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